SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SCHEDULE 13G



Under the Securities Exchange Act of 1934

(Amendment No.  )*



                     Name of Issuer:  Assisted Living Concepts,
Inc.



          Title of Class of Securities:  Common Stock, Par $.01



                            CUSIP Number:  04543L 109



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









CUSIP No. 04543L 109



1.  NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



Firstar Corporation



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



(a)  [ ]

(b)  [x]



3.  SEC USE ONLY







4.  CITIZENSHIP OR PLACE OF ORGANIZATION



State of organization:  Wisconsin



NUMBER OF    5.  SOLE VOTING POWER



 SHARES          206,800



BENEFICIALLY 6.  SHARED VOTING POWER



  OWNED BY       86,100



    EACH     7.  SOLE DISPOSITIVE POWER



  REPORTING      206,800



   PERSON    8.  SHARED DISPOSITIVE POWER



    WITH         86,100



9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



292,900 shares



10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*



[ ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



5.3%



12.  TYPE OF REPORTING PERSON*



HC





Item 1(a).  Name of Issuer:



Assisted Living Concepts, Inc.



Item 1(b).  Address of Issuer's Principal Executive Offices:



10570 S.E. Washington, Suite 213

Portland, Oregon 97216



Item 2(a).  Name of Person Filing:



Firstar Corporation



Item 2(b).  Address of Principal Business Office or, if none,
Residence:



777 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202



Item 2(c).  Citizenship:



State of organization:  Wisconsin



Item 2(d).  Title of Class of Securities:



Common Stock, Par $.01



Item 2(e).  CUSIP Number:



04543L 109



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:



(a)  [ ]  Broker or Dealer registered under section 15 of the Act



(b)  [ ]  Bank as defined in section 3(a)(6) of the Act



(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act



(d)  [ ]  Investment Company registered under section 8 of the
Investment Company Act



(e)  [ ]  Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940



(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)



(g)  [x]  Parent Holding Company, in accordance with
240.13d-1(b)(ii)(G)  (Note:  See Item 7)



(h)  [ ]  Group in accordance with 240.13d-1(b)(1)(ii)(H)



Item 4.  Ownership:







(a)  Amount Beneficially Owned as of December 31, 1996:



292,900 shares



(b)  Percent of Class:



5.3%



(c)  Number of Shares as to which such person has:



(i)  sole power to vote or to direct the vote:



206,800



(ii)  shared power to vote or to direct to the vote:



86,100



(iii)  sole power to dispose or to direct the disposition of:



206,800



(iv)  shared power to dispose ore to direct the disposition of:



86,100



Item 5.  Ownership of Five Percent or Less of a Class.



If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.



Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person. Except for any person identified immediately below, such rights do not extend to shares constituting more than 5% of the class.



None



Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.



See Exhibit attached.



Item 8.  Identification and Classification of Members of the
Group.



Not Applicable



Item 9.  Notice of Dissolution of Group.



Not Applicable



Item 10.  Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.







Signature.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 13, 1997



FIRSTAR CORPORATION







By:  /s/ William J. Schulz







Name/Title:  William J. Schulz, Senior Vice President & Secretary



Exhibit to Item 7:  Identification and Classification of
Subsidiaries



Firstar Investment Research & Management Company - IA

Firstar Bank Wisconsin - BK